EXHIBIT 3.1

DATA STORAGE CORPORATION

AMENDMENT TO BYLAWS

This Amendment to the Bylaws (the “Bylaws”) of Data Storage Corporation, as adopted by the Board of Directors pursuant to Article X, Section 2 of said Bylaws, is effective as of the 3rd day of May, 2024.

Article I, Section 6, of the Bylaws, entitled “Quorum”, be, and hereby is, deleted in its entirety and replaced with the following:

Section 6 - Quorum. At each meeting of stockholders, except where otherwise provided by law, the presence in person or by proxy of the holders of thirty-three and one-third percent of the outstanding shares of the Corporation’s voting stock shall constitute a quorum. In the absence of a quorum the stockholders so present may, by majority vote, adjourn the meeting to a day, time and place as determined by the chairman of the meeting until a quorum shall attend. Shares of its own capital stock belonging on the record date for the meeting to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.